Exhibit 21.1

Subsidiaries of Rhythm Pharmaceuticals, Inc.

Entity	Jurisdiction of Organization or Incorporation
Rhythm Pharmaceuticals Limited	Ireland
Rhythm Securities Corp.	Massachusetts
Rhythm Pharmaceuticals Netherlands, B.V.	The Netherlands
Rhythm Pharmaceuticals UK Limited Rhythm Pharmaceuticals France SAS Rhythm Pharmaceuticals Italy S.r.L. Rhythm Pharmaceuticals Canada Inc.	United Kingdom France Italy Canada
Rhythm Pharmaceuticals Germany GmbH	Germany
Rhythm Pharmaceuticals Spain S.L.	Spain